Exhibit 99.1

Saskatchewan Workers’ Compensation Board Selects Sapiens to Transform its Core Workers’ Compensation System
Sapiens’ CoreSuite for Workers Compensation, DigitalSuite, and Intelligence will improve efficiency and automation, delivered through Sapiens’ cloud services

Rochelle Park, N.J., Nov. 9, 2023—Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that the Saskatchewan Workers’ Compensation Board (WCB), a provincially legislated body that administers the provincial compensation system on behalf of workers and employers, has selected Sapiens’ CoreSuite for Workers Compensation, DigitalSuite, and Intelligence to transform the WCB’s legacy core systems with a modern, integrated platform for efficient service delivery. The WCB will also use Sapiens’ cloud services for a seamless and secure hosting experience.

Saskatchewan WCB is looking to meet customers’ evolving needs by replacing their core workers compensation systems to increase operational efficiency through automated workflows and work management. The WCB’s selection of CoreSuite for Workers Compensation was prompted by its easily configurable, out-of-the box functionality and proven, purpose-built solution for workers’ compensation. The WCB chose Sapiens for their expertise in the workers’ compensation industry and focus on the customer experience. The WCB is a new Sapiens’ customer whose phased implementation will occur over three years beginning with their employer accounts system (policy/billing) followed by their claims and case management system in phase two.

“Sapiens provides an optimized, integrated platform coupled with the right people and a proven track record in successful implementations and ongoing support,” said Phillip Germain, Saskatchewan WCB CEO. “Sapiens understands the business of workers’ compensation and provides a solution along with industry best practices to enable us to successfully transform our organization to meet our customers where they are today and long into the future.”

“Our solutions’ enhanced capabilities will improve the efficiency and effectiveness of Saskatchewan WCB’s core service delivery to customers and enable outcomes that improve their long-term financial health,” said Jamie Yoder, Sapiens North America President & General Manager. “Sapiens looks forward to supporting the WCB to continuously improve as their customer needs and expectations evolve.”

A modern open architecture platform that is easy to deploy and maintain, Sapiens’ CoreSuite for Workers Compensation creates new ways to improve collaboration and reduce time to market, offering greater value to end-users. DigitalSuite offers a unified, omni-channel experience that customers expect, and Sapiens’ Intelligence is an integrated solution that produces actionable insights to maximize the value of data for smarter decision making.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in more than 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit https://sapiens.com or follow us on LinkedIn.

About Saskatchewan Workers’ Compensation Board

The Saskatchewan Workers’ Compensation Board (WCB) operates like an insurance company. The WCB provides guaranteed benefits and programs to injured workers in industries covered by The Workers’ Compensation Act, 2013 and protects registered employers from lawsuits when a workplace injury happens.

Saskatchewan WCB was established in 1911 because of a historic compromise between Saskatchewan workers and employers. Under that compromise, workers injured on the job in covered industries do not have to pay for the benefits they receive or sue their employers to get them. Costs are paid entirely by Saskatchewan employers in covered industries. This is referred to as a no-fault insurance system, also referred to as the compensation system.

Saskatchewan WCB’s vision is to eliminate injuries and restore abilities. This vision is the fundamental driver of its business and the supports provided to their customers. The WCB is governed by The Workers’ Compensation Act, 2013.

Media and Investor’s Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer &

Head of Investor Relations, Sapiens
yaffa.cohen-ifrah@sapeins.com

Forward-Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.